[redacted]

14049326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68358

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCS Capital Markets LLC (formerly known as Sevara Capital Markets LLC)**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MCS Capital Markets LLC for the year ended December 31, 2013 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox February 28, 2014

Signature Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

On this 28 th day of February, 2014

Laura Jo Snyder

LAURA JO SNYDER
Notary Public - State of New York
No. 01SN6098730
Qualified in Kings County
My Commission Expires Sep. 22, 20 15

MCS Capital Markets LLC
(formerly known as Sevara Capital Markets LLC)
(A wholly owned subsidiary of Merchant Capital Solutions LLC)
(SEC I.D. No. 8-68358)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
Public Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of MCS Capital Markets LLC

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MCS Capital Markets LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

MCS CAPITAL MARKETS LLC

(FORMERLY KNOWN AS SEVARA CAPITAL MARKETS LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 31,206,194
Syndication fees receivable	710,775
Prepaid expenses and other assets	516,993
TOTAL ASSETS	$ 32,433,962
LIABILITIES AND MEMBER'S CAPITAL	
Income tax payable	$ 560,000
Accounts payable and accrued expenses	643,515
Total Liabilities	1,203,515
Member's capital	31,230,447
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 32,433,962

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. The Company was formerly named Sevara Capital Markets LLC and was a subsidiary of Sevara Partners, LLC ("Sevara") from its inception on June 22, 2009 through January 13, 2013. Effective on January 14, 2013 the Company was acquired by Merchant Capital Solutions LLC. On January 24, 2013 the Company changed its name from Sevara Capital Markets LLC to MCS Capital Markets LLC. MerchCap is a joint venture partially owned by KKR Capital Markets Holdings LP ("KCMH") which is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH provides certain administrative services to MerchCap and the Company pursuant to certain service agreements. The Company provides principal and agency-based capital markets services to mid-market and sponsor-backed companies. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

During May 2013, the Company received regulatory approval from FINRA to participate in firm underwriting commitments. The Company's primary operations are to provide capital markets, advisory and underwriting services to third party companies seeking to raise capital through the public or private capital markets.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. These estimates include the allocated syndicate deal expense to be offset against outstanding Syndication fees receivable for certain underwritings. Actual results could differ materially from these estimates.

Cash and cash equivalents

The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $24,575,665, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Syndication fees receivable
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, and Accounts payable and accrued expenses.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2013, these differences were immaterial.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2013 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination, for the tax years 2010 through 2012, and 2009 through 2012, respectively.

Related party and affiliate transactions
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. The Services Agreement stipulates that substantially all compensation costs, occupancy costs, and other shared facility costs (the "Covered Costs") are paid fully by KCMH. To the extent that such allocable costs are Covered Costs, the Company will not be required to reimburse KCMH and its affiliates for the expense. Accordingly, the Company records such Covered Costs as noncash capital contributions.

During 2013, the Company and a lending affiliate collectively entered into financing commitments for certain loans resulting in the Company earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings affected by the Company.

During 2013, the Company and a related party entered into a fee sharing arrangement for services rendered in connection with the arrangement of certain credit facilities.

KCMH is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of KCMH, who provide services to the Company, are covered under the plan.

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 3, "Profit Sharing Plans" and Note 4, "Equity-Based Compensation" for further discussion on noncash compensation.

3. Profit Sharing Plans

With respect to a KKR affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of KCMH, who provide services to the Company, a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate currently allocates approximately 40% of the carry it receives from these funds and vehicles to its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the KCMH employees who provide services to the Company. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

4. Equity-Based Compensation

Certain employees of KCMH, who provide services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Units are granted to individuals by such affiliates, and the Company records allocated compensation costs incurred by such affiliates on behalf of the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable and deemed a Covered Cost; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the KCMH employees participate.

KKR Holdings Units

Eligible employees of KCMH, who provide services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and transfer restrictions, and allow for the ability to exchange the Holding Units into units of its publicly traded affiliate, KKR & Co., L.P. (the "Common Units"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting over a period of up to five years. Transfer restriction periods, if applicable, will last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the

Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold at least 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Common Units on the grant date. The grant date fair value of unvested Holdings Units is discounted for the lack of participation rights in the expected distributions on such Holdings Units, which ranges from 7% to 52%, depending on the vesting period for the Holdings Unit, multiplied by the number of unvested Holdings Units on the grant date. Additionally, the calculation of compensation expense associated with unvested Holdings Units assumes a forfeiture rate of up to 4% annually based upon expected turnover by employee class. related to these unvested Holdings Units. That cost, subject to revised allocation amounts in future periods, is expected to be recognized over a weighted-average period of 0.8 years, using the graded attribution method, which treats each vesting portion as a separate award.

Restricted Equity Units
Grants of restricted equity units in KKR Holdings ("REU's") have been made to professionals, support staff and other personnel of KCMH employees who provide services to the Company. The vesting of REU's occurs in installments up to five years from the date of grant. Holders of unvested REU's participate in distributions received by KKR Holdings during this vesting period.

That cost is expected to be recognized over a weighted average period of 0.6 years, using the graded attribution method, which treats each vesting portion as a separate award. The Company does not reimburse KKR for such REU's; accordingly all such amounts are deemed to be noncash capital contributions.

Public Equity Units
Under the KKR & Co., L.P. 2010 Equity Incentive Plan, KKR granted awards to employees of KCMH, who provide services to the Company, that relate to Common Units which vest over a period of up to five years from the date of grant. Compensation expense on these awards is calculated based on the fair value of Common Units on the grant date. The grant date fair value of unvested Common Units is discounted for the lack of participation rights in the expected distributions on such Common Units, which ranges from 7% to 52%, depending on the vesting period for the awards, multiplied by the number of unvested Common Units on the grant date. Additionally, the calculation of compensation expense by the Company, associated with unvested Common Units assumes a forfeiture rate of up to 6% annually based upon expected turnover by employee class.

As of December 31, 2013, there was approximately $2.4 million of estimated unrecognized compensation expense related to unvested awards granted to employees of KCMH that provide services to the Company. That cost is expected to be recognized over a weighted average period of 1.0 years, using the straight line attribution method of expense recognition.

Discretionary Compensation and Discretionary Allocations
Certain employees of KMCH, who provide services to the Company, and who retain Holdings Units are expected to be allocated, on a discretionary basis, distributions on equity units held by KKR Holdings. These discretionary allocations, which are determined each annual period, entitle the employees to receive amounts in excess of their vested equity interests in KKR Holdings Units. Any amounts received in excess of a holder's vested equity interests are reflected as Employee compensation and benefits expense in the accompanying Statement of Income. These compensation charges have been allocated to the Company based on the amounts paid by KKR Holdings.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $29,511,166 which exceeded the required net capital of $100,000 by $29,411,166. In addition, the Company's ratio of aggregate indebtedness to net capital was .04 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i).

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its Statement of Financial Condition.

Effective January 1, 2014, the Company voluntarily elected to be subject to the Alternative Standard under SEC Rule 15c3-1 which requires the maintenance of minimum net capital of $250,000 or 2% of aggregate debit items as defined.

6. Subsequent Events

The Statement of Financial Condition was approved by management and available for issuance on February 28, 2014. Subsequent events have been evaluated through this date.

* * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

MCS Capital Markets LLC
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of MCS Capital Markets LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP